WELCOME



TO THE 2007 ANNUAL MEETING
OF CAPITOL FEDERAL FINANCIAL

Board of Directors

B. B. Andersen

John B. Dicus, *President & CEO*

John C. Dicus, *Chairman*

Jeffrey M. Johnson

Michael T. McCoy, M.D.

Jeffrey R. Thompson

Marilyn S. Ward



Capitol Federal Management

John C. Dicus, *Chairman*
John B. Dicus, *President, CEO*
R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Morris J. Huey, II, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company’s market area, competition, and other risks detailed from time to time in the Company’s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company’s judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

2007 ANNUAL MEETING

OF



CAPITOL FEDERAL FINANCIAL

Fiscal Year 2007 at September 30th

(000's omitted)

Total Assets	$7,675,886
Total Loans	$5,290,071
Total Deposits	$3,922,782
Total FHLB Advances	$2,732,183
Total Stockholders' Equity	$867,631

Financial Performance FY 2007

Net Income	$32.3 million
Diluted Earnings Per Share	$0.44
Net Interest Margin	1.36%
Return on Average Assets	0.41%
Return on Average Equity	3.72%

Financial Performance FY 2007



Efficiency Ratio	59.60%
Operating Expense Ratio	0.98%
Non-performing Assets to Total Assets	0.12%
Equity to Total Assets	11.30%

Treasury Rates



Mortgage Portfolio Quality

- Capitol Federal, by adhering to its stringent underwriting standards, has not participated in sub-prime lending.

- Capitol Federal's non-performing assets to total assets has remained consistently low. At September 30, 2007, the ratio of non-performing assets to total assets was 0.12%.

- Total loan volume for fiscal year 2007 was $947.8 million.

Stock Highlights of Fiscal Year 2007

Book Value per Share $11.88

Total Shares Outstanding   74,258,977

Public Shares Outstanding   20,856,328

Stock Trading Range $29.25 to $40.42



Stockholder Value

Continuing our commitment to stockholder value, the Board has declared a $.50 per share dividend, payable February 15, 2008 to holders of record on February 1, 2008.

2007 Calendar Year Dividends

- CFFN paid dividends of $2.00 per share.
- Cumulative dividends paid-to-date total $13.77.
- Management and the Board of Directors intend to continue the quarterly dividend of $0.50 per share for the foreseeable future.
- CFFN had a cash reserve of $106.3 million as of December 31, 2007.

Calendar Year Dividend History



Fiscal Year 2007

The following asset and liability management strategies were implemented during 2007 to address interest rate sensitivity:

- Proceeds from the sale of trading securities were invested in short-term investment securities.
- $750.0 million of FHLB advances matured, of which $600.0 million were not renewed.
- Reduction of the balance sheet due to the lack of investment opportunities with adequate spread over the cost of funding.

Subsequent Events

Since September 30, 2007:

- $200.0 million of FHLB advances matured and were replaced with new borrowings at 4.39%.

- Capitol Federal has borrowed an additional $350.0 million, at 4.00%, for investment purposes and in anticipation of $300.0 million of FHLB advances which mature in January 2008.

Subsequent Events

Capitol Federal terminated $575.0 million of interest rate swaps which were hedging certain FHLB advances. This action will lower interest expense associated with the hedged advances and significantly improve our interest rate risk exposure by eliminating short-term liabilities.

Commitment to Community

- Capitol Federal Foundation donated over $3.35 million to numerous nonprofit and charitable organizations in our market areas during calendar year 2007.
- Foundation total gifts to date reached approximately $18.8 million in calendar year 2007.



2007 ANNUAL MEETING
OF
CAPITOL FEDERAL FINANCIAL

QUESTIONS & ANSWERS

2007 ANNUAL MEETING
OF
CAPITOL FEDERAL FINANCIAL



THANK YOU FOR ATTENDING

